Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 13, 2024

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos.: 333-206240 and 811-23084
Infrastructure Capital Bond Income ETF (S000089069)

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to Adam Smith on November 14, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 199 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding a new series, the Infrastructure Capital Bond Income ETF (the “Fund”), to the Trust. PEA No. 199 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 20, 2024.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.Staff Comment: The Staff notes that the Fund’s name includes the term “Infrastructure”. While the Staff acknowledges that the Adviser’s name is “Infrastructure Capital”, it is the Staff’s position that the use of the term “Infrastructure” is subject to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) and must include a policy to invest at least 80% of its assets in the type of investment suggested by its name. Accordingly, please revise the Fund’s 80% policy to include investments that are economically tied to infrastructure and describe how the Adviser will determine how such investments are tied to Infrastructure.

Response: The Trust responds by acknowledging the Staff’s position that the use of the term “Infrastructure” in the Fund’s name could require that the Fund also summarize the definition of the term, including the specific criteria used to select investments such term describes. However, the

Trust further responds by noting that the new Instruction to Item 4(a)(1) of Form N-1A states (emphasis added):

“For purposes of this instruction, “terms” means any word or phrase used in a Fund’s name, other than any trade name of the Fund or its adviser, related to the Fund’s investment focus or strategies.”

Based on information provided by the Adviser, it is the Trust's view that the term “Infrastructure Capital” is a reference to the trade name of the Adviser and, as a result, should be excluded from the terms that the Fund is required to define related to the Fund’s investment focus or strategy.

Infrastructure Capital Advisors, LLC was formed in 2012 and has been a registered investment adviser since 2014, and the “Infrastructure Capital” trade name has been used commercially since 2008. The Fund’s name also utilizes a similar naming convention as the five other registered funds advised or sub-advised by the Fund’s Adviser, all of which use the term “InfraCap” in their names and have done so since the funds commenced operations beginning in 2014.1 The Adviser believes the terms “InfraCap” and “Infrastructure Capital” are widely known brand names for the Adviser. Further, it is important that the term “Infrastructure” in the Fund’s name is paired with the word “Capital” and, when read together, provides a different meaning to investors than if the term “Infrastructure” was presented individually.

Within this overall context, the Adviser expects that an investor would reasonably interpret “Infrastructure Capital” as part of the Adviser’s recognizable brand name and an indicator that the Fund is managed by Infrastructure Capital Advisors, LLC, as opposed to connoting particular characteristics of the Fund’s portfolio investments. As such, the Adviser believes there would be no risk of investor confusion with respect to the meaning of the Fund’s proposed name. Accordingly, the Trust respectfully declines to make any changes associated with this comment.

2.Staff Comment: If the Fund will invest in contingent convertible securities as a principal investment strategy, please so disclose and add a corresponding risk factor.

Response: The Trust responds by supplementally confirming that contingent convertible securities is not a principal investment strategy of the Fund.

3.Staff Comment: With respect to the Fund’s investments in equity linked notes (“ELNs”), please provide a brief description of ELNs in the summary section.

Response: The Trust responds by adding the following disclosure:

“ELNs are hybrid derivative-type instruments that are designed to combine the characteristics of one or more reference securities (e.g., a single stock, a stock index or a basket of stocks) and a related equity derivative. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN.”

1Infrastructure Capital Advisors, LLC serves as the investment adviser to the InfraCap Equity Income Fund ETF (inception: 2021) and InfraCap Small Cap Income ETF (inception: 2023), each a series of the Trust, and as subadviser to InfraCap MLP ETF (inception: 2014), InfraCap REIT Preferred ETF (inception: 2017) and Virtus InfraCap U.S. Preferred Stock ETF (inception: 2018), each a series of another registrant.

4.Staff Comment: With respect to the Fund’s investments in other investment companies, please disclose the type of investment companies in which the Fund may invest, in addition to ETFs.

Response: The Trust responds by revising the disclosure as follows:

“The Fund’s investments in fixed income securities may include equity-linked notes (“ELNs”) and other investment companies, including open-end funds and exchange-traded funds (“ETFs”).”

5.Staff Comment: With respect to investments in distressed securities, please disclose in Item 9 the extent to which the Fund intends to invest in such securities. Depending on the extent, please consider including additional disclosure regarding liquidity, valuation risk. How does the adviser evaluate those securities for investment selection purposes?

Response: The Trust responds by supplementally confirming that distressed securities will not be a principal investment strategy of the Fund. Accordingly, the Trust revises the applicable disclosure to remove references to securities that are the subject of bankruptcy or reorganization proceedings:

“The Fund may invest in junk bonds that are in default as to the payment of principal or interest ~~or that are the subject of bankruptcy or reorganization proceedings (“distressed securities”)~~.”

6.Staff Comment: The Fund’s principal investment strategy discloses that the Adviser will favor fixed income securities that it currently views as undervalued on a relative basis. Relative to what? How does the Fund analyze and determine the security is undervalued?

Response: The Trust responds by revising the applicable disclosure as follows to clarify that relative value is based on the factors considered when analyzing fixed income securities for inclusion in the Fund’s portfolio:

“To seek to obtain current income and capital appreciation opportunities, the Adviser will favor fixed income securities that it currently views as undervalued on a relative basis. To determine a security’s relative value, generally, the Adviser will utilize a multi-factor proprietary approach that considers, among other factors, a fixed income securities term premium, credit premium, liquidity premium, industry, sector, market capitalization, and value relative to the characteristics of other ETFs, ELNs, investment companies, or indexes that predominately invest in fixed income securities. The Adviser may select investments in sectors such as Utilities, real estate investment trusts (“REITs”), Industrials and Pipelines, when it believes the fixed income securities offer high total return opportunities on a relative basis.”

7.Staff Comment: Please disclose the type of global macroeconomic factors and how are they considered by the Adviser when making investment decisions for the Fund.

Response: The Trust responds by adding the following disclosure:

“The Adviser considers economic factors such as inflation, interest rates, unemployment, commodity prices, economic growth, and monetary policy when pursuing the Fund’s strategies. For example, if the Adviser forecasts an increase in commodity prices, the Adviser may seek to purchase bonds of companies with commodity exposure.”

8.Staff Comment: To the extent the Fund may invest in securities of foreign issuers, if such foreign investments are in the securities of companies located in emerging markets countries, please include appropriate disclosure regarding risks of investing in emerging markets.

Response: The Trust responds by supplementally confirming that the Fund does not intend to invest in securities of companies located in emerging market countries.

9.Staff Comment: The fourth and fifth paragraphs under “Principal Investment Strategies” contain significant disclosure regarding aspects of the Fund’s investment strategy and investment selection process but does not disclose any priority of the factors considered. Please consider disclosing more specifically what the Adviser looks at when making investment decisions for the Fund. In doing so, please describe any portfolio construction parameters.

Response: The Trust responds by referring the Staff to changes made in response to Staff Comments 6 and 7 above, which the Trust believes addresses the factors the Adviser uses in its security selection process. The Trust further responds that the Adviser does not necessarily have a set priority of the factors considered. The Trust also responds by supplementally confirming that, except for investing at least 80% of the Fund net assets in fixed income securities, the Fund does not have any specific portfolio construction parameters.

10.Staff Comment: Please disclose the data and data source of the quantitative factors used by the Adviser in managing the assets of the Fund’s portfolio.

Response: The Trust responds by revising the disclosure as follows:

“As part of its quantitative analysis when selecting securities and constructing the portfolio, the Adviser will evaluate potential investments with respect to key variables, including, without limitation, the competitive position of a company, the perceived ability of the company to earn a high return on capital, the historical and projected stability and reliability of the profits of the company, the anticipated ability of the company to generate cash in excess of its growth needs, and the company’s ability to obtain additional capital. The Adviser’s quantitative analysis will typically use a variety of resources accessible to the public, including SEC filings, shareholder reports of issuers or the Bloomberg Terminal. The Adviser will also consider data points such as current yield, market capitalization, financial risk profiles, and relative values based on various time horizons.”

11.Staff Comment: The Staff notes that the Fund may invest up to 20% of its net assets in equity securities. Please consider disclosing the market capitalization of the Fund’s investments in equity securities.

Response: The Trust responds by adding the following disclosure:

    “The Fund may invest in the equity securities of companies of any market capitalization.”

12.Staff Comment: Please confirm that expenses related to short sales are included in Other Expenses or include such expenses in a separate line item.

Response: The Trust responds by confirming that estimated expenses related to short sales are included as a separate line item in the Fees and Expenses of the Fund table.

Risks

13.Staff Comment: Please disclose the specific risks associated with distressed debt.

Response: The Trust responds by noting that the Adviser has determined that distressed securities will not be a principal investment strategy of the Fund. Accordingly, the Trust will add the following disclosure to the SAI:

“Distressed Securities Risk. Investments in distressed securities involve a substantial degree of risk. Distressed securities involve the risk that principal will not be repaid, and the Fund may lose a substantial portion or all of its investment. Any one or all of the issuers of the securities in which the Fund may invest may be unsuccessful or not show any return for a considerable period of time. The Fund may not receive interest payments on the distressed securities, which would not generate income for shareholders, and may incur costs to protect its investment. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than the Fund’s original investment. Under such circumstances, the returns generated from the Fund’s investments may not adequately compensate for the risks assumed. In addition, there is no minimum credit standard that is a prerequisite to the Fund’s investments in any instrument, and a significant portion of the obligations and preferred stock in which either Fund invests may be less than investment grade. The prices of such securities may be subject to periods of abrupt and erratic market movements and above-average price volatility, and it may be difficult to value such securities. In certain periods, there may be little or no liquidity in the markets for distressed securities meaning that the Fund may be unable to exit its position.”

14.Staff Comment: Please disclose the specific risks associated with zero-coupon bonds.

Response: The Trust responds by adding the following risk factors:

Item 4:

“Zero-Coupon Bond Risk. Zero-coupon bonds do not pay interest on a current basis and may be highly volatile as interest rates rise or fall. Because zero coupon securities pay no interest until maturity, their prices may fluctuate more than other types of securities with the same maturity in the secondary market.”

Item 9:

“Zero-Coupon Bond Risk. The Fund may purchase zero-coupon bonds, which are debt obligations issued without any requirement for the periodic payment of interest. Zero-coupon bonds are issued at a significant discount from their face value. The discount approximates the total amount of interest the bonds would accrue and compound over the period until maturity at a rate of interest reflecting the market rate at the time of issuance. Zero coupon securities may be subject to greater fluctuation in value and less liquidity in the event of adverse market conditions than comparably rated securities that pay cash interest at regular intervals. Even though zero-coupon bonds do not pay current interest in cash, to maintain its qualification for pass-through treatment under the Federal tax laws, the Fund is required to accrue interest income on such investments and may be required to distribute that income at least annually to shareholders. Thus, the Fund could be required at times to liquidate other investments in order to satisfy its dividend requirements. Because interest on zero-coupon obligations is not paid to the Fund on a current basis but is, in effect, compounded, the value of the securities of this type is subject to greater fluctuations in response to changing interest rates than the value of debt obligations that distribute income regularly.”

15.Staff Comment: With respect to the risk factor “Investments in Companies with Business Related to Commodities,” please also disclose the types of investment companies in which such investments will be made.

Response: The Trust responds by revising the risk factor as follows to clarify that the Fund’s investments in companies with business related to commodities are unlikely to be in the form of investments in other investment companies:

“Investments in Companies with Business Related to Commodities. Investments in ~~equity~~ securities of companies involved in mining or related precious metals industries, and the value of ~~the investment companies and other~~ companies that invest in precious metals and other commodities are subject to a number of risks. For example, the prices of precious metals or other commodities can make sharp movement, up or down, in response to cyclical economic conditions, political events or the monetary policies of various countries, any of which may adversely affect the value of companies who business is related to such commodities, or the value of investment companies and other companies investing in such business or commodities. Furthermore, such companies are subject to risks related to fluctuations of prices and perceptions of value in commodities markets generally.”

16.Staff Comment: Please disclose the risk of investing in REITs

Response: The Trust responds by adding the following risk factor to both Item 4 and Item 9:

“REIT Risk. REITs are companies that own or finance income-producing real estate. Investments in REITs are subject to the risks associated with investing in the real estate industry such as adverse developments affecting the real estate industry and real property values, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. The Fund’s investments in REITs also subject it to management and tax risks.”

17.Staff Comment: Please add a risk factor related to risks associated with quantitative analysis. Please also consider including Data Risk and other risk factors as appropriate.

Response: The Trust responds by adding the following risk factor to both Item 4 and Item 9:

“Model Risk. The Adviser seeks to pursue the Fund’s investment objective by using, among other techniques, models that incorporate quantitative analysis. Investments selected using these models may perform differently than as forecasted due to the factors incorporated into the models and the weighting of each factor, changes from historical trends, and issues in the construction and implementation of the models (including, but not limited to, software issues and other technological issues). There is no guarantee that the Adviser’s use of these models will result in effective investment decisions for the Fund.”

Prospectus - Additional Information About the Fund

18.Staff Comment: The last sentence of the third paragraph states that “the Adviser may select investments in sectors such as Utilities, REITs, Industrials and Pipelines, when it believes the debt securities offer high dividends and total return opportunities on a relative basis”. Please consider adding this discussion in the Summary Section and clarify the basis on which the Adviser will make its investment decisions.

Response: The Trust responds by making the requested revision.

19.Staff Comment: The fourth paragraph notes that the Adviser will consider additional features such as enterprise values, capital ratios, operating metrics, and other key financial ratios. Please elaborate on those terms. For example, please discuss what those terms mean and what they show that assist the Adviser in making investment decisions.

Response: The Trust responds by noting that the Adviser believes the current investment strategy disclosure, when read in connection with the proposed revisions outlined in response to Staff Comments 6, 7 and 10, sufficiently informs a potential investor of the Adviser’s portfolio construction and investment selection processes. Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

Prospectus - Management of the Fund - Investment Adviser

20.Staff Comment: Regarding the basis for the Board’s initial approval of the Advisory Agreement, please include the date of the Fund’s first Form N-CSR filing.

Response: The Trust responds by revising the disclosure as follows:

“A discussion regarding the basis for the Board’s initial approval of the Advisory Agreement between the Adviser and the Fund will be available in the Fund’s first Form N-CSR filing with the SEC for the period ending May 31, 2025~~after the Fund’s commencement of operations~~.”

21.Staff Comment: Please disclose that the Adviser’s fair value pricing procedures have been adopted or approved by the Board.

Response: The Trust responds by making the requested revision.

SAI

22.Staff Comment: If the Fund will invest in inverse and leveraged ETFs as a principal investment strategy, please disclose in the prospectus and add appropriate risk disclosure.

Response: The Trust responds by supplementally confirming that inverse ETFs and leveraged ETFs will not be a principal investment strategy of the Fund.

23.Staff Comment: Please disclose in the narrative following the Fund’s fundamental investment restrictions that revenue bonds issued to finance a particular project should be considered to be in the industry of the project for purposes of industry concentration.

Response: The Trust is not aware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this clarification. The Trust is also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). As a result, the Trust respectfully declines to add this clarification.

24.Staff Comment: Please disclose in the narrative following the Fund’s fundamental investment restrictions that the Fund must look through to the underlying securities of underlying investment companies when determining whether the Fund concentrates its investments in any industry.

Response: The Trust respectfully declines to make the requested change because it is not aware of any SEC requirement to “look through” to the holdings of underlying investment companies in which a fund invests for purposes of determining whether the fund is concentrated in an industry. Absent published guidance from the Staff – guidance that directs all funds to have a policy that requires them to consider the holdings of an underlying investment company for purposes of concentration policy consistent with the 1940 Act and its rules and regulations. To the extent that the Fund determines that an investment in an underlying investment company exposes it to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to include appropriate risk disclosures relating to that investment.

25.Staff Comment: On page 49, under the Acceptance of Creation Units section states the following. “The Trust reserves the absolute right to reject an order” please delete absolute. Also delete: (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund and (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.

Response: The Trust has revised the disclosure as follows:

“Acceptance of Orders of Creation Units.

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d ~~e~~) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ (e~~g~~) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f~~h~~) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.”

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Andrew Zutz, Kirkland & Ellis LLP